Unilever

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 07:00:03 28 October 2022

RNS Number : 4137E
Unilever PLC
28 October 2022

TRANSACTIONS IN OWN SECURITIES

28 October 2022

Unilever PLC (the "**Company**") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from Morgan Stanley & Co. International plc ("**the Broker**"). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:	27 October 2022
Number of ordinary shares purchased:	737,785
Highest price paid per share:	GBp 3,906.5000
Lowest price paid per share:	GBp 3,825.5000
Volume weighted average price paid per share:	GBp 3,854.3403

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 6 September 2022, as announced on that date.

Following the purchase of these shares, Unilever holds 93,648,958 of its ordinary shares in treasury and has 2,535,594,814 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBp)	Aggregated volume
LSE	3,855.0070	382,457
BATS	3,853.9586	59,939
Chi-X	3,853.5667	217,291
Turquoise	3,853.7331	53,922
Aquis	3,853.0461	24,176

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/4137E_1-2022-10-27.pdf

END

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